Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 20-F of QMMM Holdings Limited and its subsidiaries (the “Company”) for the years ended September 30, 2024 and 2023 of our report dated January 27, 2025 included in its Registration Statement on Form F-3 (No. 333-290055) dated September 5, 2025 relating to the consolidated balance sheets of the company as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows in each of the years for the two-year period ended September 30, 2024, and related notes (collectively referred to as the “financial statements”) listed in the accompanying index.

San Mateo, California	WWC, P.C.
September 9, 2026	Certified Public Accountants
PCAOB ID: 1171